UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bally Total Fitness Holding Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

058 73K 10 8

(CUSIP Number)

Mark J. Wattles

Wattles Capital Management, LLC

7945 W. Sahara #205

Las Vegas, Nevada 89117

(303) 801-4003

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058 73K 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mark J. Wattles

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 400,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 400,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .97%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 058 73K 10 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Wattles Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 400,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 400,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 400,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .97%

14.	Type of Reporting Person (See Instructions) OO

This Amendment (“Amendment No. 3”) is being jointly filed by Mark J. Wattles and Wattles Capital Management, LLC (“WCM”) pursuant to Rule 13d-1(k) of the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Mr. Wattles and WCM are together referred to as the “Reporting Persons.”

This Amendment No. 3 amends the Schedule 13D originally filed with the Commission on November 14, 2005 (the “Original Schedule 13D”) and amended by Amendment Nos. 1 and 2 filed with the Commission on January 25, 2006 and April 13, 2006, respectively.  The Original Schedule 13D, as amended by Amendment Nos. 1 and 2, and this Amendment No. 3, is referred to as the “Schedule 13D.”  All terms used, but not defined, in this Amendment No. 3 are defined in the Original Schedule 13D.

Item 5 of the Schedule 13D is amended as follows:

Item 5.        Interest in Securities of the Issuer

(a) - (b)           As of June 6, 2007, WCM owned 400,000 shares of Common Stock.  According to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, there were 41,286,512 shares of Common Stock issued and outstanding as of October 31, 2006.  WCM may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately ..97% of such issued and outstanding Common Stock.  Because Mr. Wattles owns all of the membership interests of WCM, he may be deemed to have indirect beneficial ownership of the Common Stock owned by WCM.

(c)           The following sales were effected by WCM during the last sixty days: on June 1, 2007, WCM sold an aggregate of 2.5 million shares of Common Stock, and on June 4, 2007, WCM sold an aggregate of 956,300 shares of Common Stock. All such sales were in the open market.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the shares of Common Stock.

(e)           As of June 1, 2007, the Reporting Persons ceased to be beneficial owners of more than 5% of the shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2007	WATTLES CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark J. Wattles
	Name:	Mark J. Wattles
	Title:	President

/s/ Mark J. Wattles
Mark J. Wattles